

May 1, 2015

Mr. David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

> **Re:** **Facebook, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed January 29, 2015**
> **File No. 001-35551**

Dear Mr. Wehner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1. Tell us what consideration you gave to providing an overview that includes a balanced executive-level discussion identifying the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. In this regard, we note that you discuss a number of initiatives in your 4th quarter 2014 earnings call, and it appears that revenues may be impacted by factors other than the growth in your user base. It also appears that you are making investments in a number of areas where the timing and extent of monetization may be uncertain, including the provision of fee internet services in certain geographies and the build-up of your Instagram, Messenger and WhatsApp products, and that you expect your full-year 2015 total GAAP expenses will increase 55-70% compared to 2014. Such a discussion should address these material opportunities, uncertainties, risks and challenges facing the company in the short and long term, as well as the significant areas in which you expect to incur the increased expenses. We refer you to SEC Release No. 33-8350.

Trends In Our User Metrics

Mobile DAU's, page 34

2.   We note that you define a mobile DAU as a user who accessed Facebook via a mobile
        application or via mobile version of your website such as facebook.com, whether on a
        mobile phone or tablet, or used your Messenger app on a given day. You also disclose on
        page 34 that on average during the month ended December 31, 2014, there were 589
        million DAUs who accessed Facebook solely through mobile applications or your mobile
        website, increasing 49% from 395 million mobile-only DAUs during the same period in
        2013. As such, it appears that you define mobile-only DAUs as a user who accessed
        Facebook solely through mobile applications or your mobile website. Please clarify your
        definition of a mobile-only DAU and how a user who accesses Facebook through your
        mobile website is different than a user who accesses Facebook through a mobile version
        of your website. In this regard, please clarify how a mobile DAU differs from a mobile-
        only DAU.

Results of Operations

Revenue, page 43

3.   For the 2014 to 2013 comparative revenue discussion on page 43 you have identified that
        the most important factor driving advertising revenue growth was News Feed ads on both
        mobile and personal computers. You also note a 40% reduction in ads delivered over
        these periods caused by product changes, a shift in usage toward mobile devices and user
        growth, yet average price per ad increased 173%. To the extent there are offsetting
        material trends across or within the two platforms of personal computers and mobile
        devices and between News Feed and non-News Feed ads that are reasonably likely to
        have a material effect on financial condition or operating performance, tell us what
        consideration you gave to providing historical News Feed and non-News Feed ad
        revenues, average price per ad and volume of ad placements by personal computer and
        mobile devices. We refer you to SEC Release No. 33-8350.

Notes To Consolidated Financial Statements

Note 2. Acquisitions, page 67

4.   Please clarify the following with respect to your acquisition of WhatsApp Inc.

        •   The methodology and market participant assumptions used in the valuation of the
            acquired users intangible asset.
        •   The assumptions used to determine the useful life of the acquired users intangible asset.

- The specific synergies to which the Goodwill is attributable. In this regard, we note your disclosure that the Goodwill is attributable to expected synergies from future growth, potential monetization opportunities, strategic advantages provided in the mobile ecosystem, and expansion of your mobile messaging offerings. Please explain in more detail how Facebook, Inc. expects to realize future economic benefits from this acquisition.
- The factors you considered in determining whether WhatsApp Inc. is a separate reporting unit for purposes of testing Goodwill recoverability. Please tell us how you considered all of the factors in ASC 350-20-35-33 through 38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant